FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 31, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for January 31, 2008 and incorporated by reference herein is the Registrant’s immediate report dated January 31, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: January 31, 2008

BluePhoenix Solutions Reports Record Revenue For Q4 2007

—	Non-GAAP pro forma record results for Q4: revenue $22.7m up 42%, operating income of $4.2m up 153% and EPS of $0.21 up 110% on a year-over-year basis

—	GAAP results for Q4 including non-recurring items: revenue $24.4m up 33% year-over-year, operating loss of $8.1m and net loss of $0.38 per share

HERZLIYA, Israel – January 31, 2008 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced record Non-GAAP financial results for the fourth quarter and year-end period ending December 31, 2007.

Non-GAAP Operating Results

For the fourth quarter of 2007, BluePhoenix reported revenues on a Non-GAAP pro forma basis of $22.7 million, up 42% from $16.1 million in the fourth quarter of 2006, and up 8% as compared to $21.1 million in the prior quarter. This was the twelfth consecutive quarter of sequential growth.

Operating income on a Non-GAAP pro forma basis for the fourth quarter was $4.2 million, up 153% from $1.7 million in the fourth quarter of 2006 and up 7% from $3.9 million in the prior quarter. As a percentage of revenues, the Non-GAAP operating income for the fourth quarter was 19%.

Net income on a Non-GAAP pro forma basis for the fourth quarter was a record high of $4.3 million, or $0.21 per share, up 194% from $1.4 million, or $0.10 per share, in the fourth quarter of 2006, and up 31% from $3.3 million, or $0.17 per share, in the prior quarter. For the fiscal year, net income on a Non-GAAP pro forma basis was $12.5 million, up 97% from 2006.

GAAP Operating Results

Fourth quarter revenue as calculated on a GAAP basis was $24.4 million. For the fiscal year, GAAP revenue was $88.4 million. The company posted a GAAP net loss of $7.3 million, or 38 cents per share, for the fourth quarter, and $8.2 million, or 48 cents per share, for the year. Fourth quarter GAAP results include the operating results of Mainsoft, and the impact of a one-time non-cash, charge of $7 million in Q4, 2007 as impairment of goodwill related to the Mainsoft acquisition.

Non-GAAP Pro Forma Results	Q4/2007	Q3/2007	Q4/2006

Sales	22,730	21,087	16,058
Operating profit	4,216	3,933	1,666
Net Income	4,250	3,250	1,444

GAAP Results	Q4/2007	Q3/2007	Q4/2006

Sales	24,397	22,952	18,290
Operating profit	(8,123)	1,449	2,365
Net Income	(7,298)	742	1,378

Non-GAAP pro forma results exclude MainSoft results in the reported periods, impairment of goodwill related to Mainsoft, restructuring, acquisition related and integration charges, amortization and capitalization of intangible assets, the effect of stock-based compensation and non-cash financial and other expenses mainly related to convertible debentures. Reconciliation between GAAP and Non-GAAP operating results and net income is provided below.

“We are very satisfied with another strong quarter,” said Arik Kilman, CEO of BluePhoenix Solutions. “We are continuing to see increasing demand for our modernization solutions in both the U.S. and European markets. We start off 2008 debt-free with a stronger balance sheet, a strong backlog, a growing pipeline and excellent prospects for a successful year.”

Other Financial Highlights

—	Company cash flow from operating activities in the fourth quarter was $4.2 million;
—	DSOs in the fourth quarter of 2007 decreased to 91 from 113 in the third quarter of 2007 and 110 in the second quarter of 2007;
—	Cash and cash equivalents increased to $26 million in December 2007 from $24.3 million in September 2007 and $11.6 million in December 2006;
—	The company has no financial debt as of December 31, 2007, compared to financial debt of $34 million as of September 30, 2007 and $39.2 million in December 2006;
—	Shareholder’s equity increased by $51.8 million since December 31, 2006.

Business Highlights

The following business highlights were announced during the quarter:

—	Successful completion of $35 million private placement enabling retirement of around $32 million in debt and savings of around $2.3 million in annual interest payments;
—	Largest contract to date with U.S. government organization to migrate and modernize ADABAS/Natural applications and database to Java/Oracle;
—	Key contract to convert PowerBuilder applications to Java for a leading global telecommunications company;
—	First stage of a modernization deal with one of Europe's largest insurance conglomerates to assess potential for application consolidation;
—	New service offering for post modernization offshore application development and enhancement to be delivered via service center in St. Petersburg, Russia;
—	New automated solution for financial organizations to overhaul the symbology used in representing listed option contracts in line with the Options Symbology Initiative (OSI);
—	ASNA breaking the one million mark of sales of Datagate licenses with over 4,000 developers having moved from System i to RPG for .net on Microsoft’s Visual Studio.

Conference Call Details

Arik Kilman, Chief Executive Officer, Varda Sagiv, Chief Financial Officer and David Leichner, Chief Marketing Officer will discuss the fourth quarter and year end results and will be available to answer questions. The conference call will be held on Thursday January 31st, 2008 at 10am EST (17:00 Israel Time). Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call.

In the US: (800) 230-1096 and outside the US: (612) 332-0720. Callers should reference “BluePhoenix Fourth Quarter and Year End Results” to the AT&T conference call operator.

An automated replay of the conference call will be available from January 31 at 2:00pm until February 6th at 11:59pm (EST). To access the replay please call US: (800) 475-6701 outside the US: (320) 365-3844 and enter BluePhoenix Solution’s access code of 907467.

The replay will be available from February 7th onward at www.bphx.com.

Non-GAAP

To supplement BluePhoenix’ consolidated financial statements presented in accordance with GAAP, BluePhoenix provides Non-GAAP operating income (loss), Non-GAAP net income (loss) and Non-GAAP net income (loss) per share data. The presentation of these Non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing BluePhoenix’ performance. These Non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these Non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+972-9-9526100	+1212-888-4570
ovsagiv@bphx.com	paulmholm@gmail.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended December 31,			Year ended December 31,
	2007		2006	2007		2006
	Unaudited

Revenues		$24,397	$18,290		$88,398	$68,004

Cost of revenues		11,529	7,674		38,661	28,515

Gross profit		12,868	10,616		49,737	39,489

Software development costs, net		4,735	2,587		14,109	9,400

Selling, general and administrative expenses		9,272	5,664		32,820	22,149

Goodwill impairment		6,989	--		6,989	--

Restructuring		--	--		694	--

Total operating expenses		20,996	8,251		54,612	31,549

Operating income (loss)		(8,128)	2,365		(4,875)	7,940

Financial expenses, net		(293)	(1,068)		(4,343)	(3,515)

Other income, net		759	--		892	282

Income (loss) before taxes		(7,662)	1,297		(8,326)	4,707

Taxes on income (benefit)		(110)	(336)		68	(282)

		(7,552)	1,633		(8,394)	4,989

Equity in earnings of affiliated company		35			35

Minority interest		219	(255)		163	(317)

Net income (loss)	$	(7,298)	$1,378	$	(8,196)	$4,672

Basic earnings (loss) per share		$(0.38)	0.10		$(0.48)	$0.34

Diluted earnings (loss) per share		$(0.38)	0.09		$(0.48)	$0.33

Common shares outstanding		19,286	14,092		17,145	13,889

Common shares assuming dilution		20,717	14,640		18,276	14,371

BluePhoenix Solutions Ltd.
RECONCILIATION OF GAAP TO NON-GAAP (*)
(In thousands, except per share data)

	Three months ended December 31,			Year ended December 31,
	2007		2006	2007		2006
	Unaudited			Unaudited

GAAP revenue		$24,397	$18,290		$88,398	$68,004
Discountinued operations		1,667	2,232		7,176	6,629

Non-GAAP Revenue		$22,730	$16,058		$81,222	$61,375

GAAP gross profit		$12,868	$10,616		$49,737	$39,489

Acquisition related and integration charges		267	--		982	--
Amortization of intangible assets		3,822	1,580		9,512	5,651
Discountinued operations		(1,086)	(1,829)		(5,020)	(5,759)

		3,003	(249)		5,474	(108)

Non-GAAP Gross profit		$15,871	$10,367		$55,211	$39,381

GAAP operating income (loss)	$	(8,128)	$2,365	$	(4,875)	$7,940

Restructuring		--	--		694	--
Acquisition related and integration charges		385	--		1,853	--
Amortization of intangible assets		3,822	1,580		9,512	5,651
Impairment of goodwill and discountinued operations		7,770	(724)		7,791	(1,113)
Capitalization of software development costs		(334)	(1,848)		(3,944)	(5,685)
Depreciation of property (**)		--	283		178	753
Stock-based compensations		701	10		1,024	40
One time non-cash executive compensation related to the
Formula saleof shareholdings in BluePhoenix,
offset against paid-in capital.		--	--		1,769	--

Total adjustments to GAAP operating income		12,344	(699)		18,877	(354)

Non-GAAP Operating income		$4,216	$1,666		$14,002	$7,586

GAAP net income (loss)	$	(7,298)	$1,378		$(8,196)	$4,672

Restructuring		--	--		694	--
Acquisition related and integration charges		385	--		1,853	--
Amortization of intangible assets		3,822	1,580		9,512	5,651
Impairment of goodwill and discountinued operations		7,426	(291)		7,432	(311)
Capitalization of software development costs		(334)	(1,848)		(3,944)	(5,685)
Depreciation of property (**)		--	283		178	753
Stock-based compensations		701	10		1,024	40
One time non-cash executive compensation related to the
Formula saleof shareholdings in BluePhoenix,
offset against paid-in capital.		--	--		1,769	--
Non-cash financial and other expenses		(452)	352		2,152	1,214
Minority interest		--	(20)		(2)	(11)

Total adjustments to GAAP net income		11,548	66		20,668	1,651

Non-GAAP net income		$4,250	$1,444		$12,472	$6,323

Non - GAAP Diluted Earning per share		$0.21	$0.10		$0.68	$0.44

Shares used in diluted Earning per share calculation- GAAP		20,717	14,640		18,276	14,371

(*)	The comperative numbers were adjusted to reflect discontinued operations
(**)	Was reconciled until March 31,2007

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2007	2006

ASSETS

Current Assets:

Cash and cash equivalents	$25,962	$11,627
Marketable securities	668	1,053
Trade accounts receivable	24,216	26,489
Other current assets	2,481	3,096

Total Current Assets	53,327	42,265

Non-Current Assets:

Long-term trade receivable	512	1,390
Investment in affliated company	207	-
Property, net	2,534	2,147
Intengible assets, net	88,978	81,664

Total Non-Current Assets	92,231	85,201

TOTAL ASSETS	$145,558	$127,466

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Short-term credit from banks	$-	$609
Convertible debentures	67	4,482
Trade accounts payable	4,272	4,594
Deferred revenues	6,829	7,790
Other current liabilities	15,560	6,929

Total Current Liabilities	26,728	24,404

Non-Current Liabilities

Convertible debentures	-	14,049
Accrued severance pay, net	1,802	1,718
Provision for losses in formerly-consolidated subsidiary	-	1,971
Loans from banks and others	135	20,027
Minority interests	5,185	5,348

Total Non-Current Liabilities	7,122	43,113

Shareholders' Equity	111,708	59,949

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$145,558	$127,466

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended	Three months ended
	December 31,
	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,196)	$(7,298)
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interests in profits of subsidiaries	(163)	(219)
Equity in earnings of affiliated company, net	(2)	(2)
Depreciation and amortization	12,087	4,560
Goodwill impairment	6,989	6,989
Decrease in accrued severance pay, net	(101)	(355)
Loss on sale of property	4	(5)
Change in value of long term-loans and convertible debentures	2,311	7
Stock-based and non cash compensations	2,794	701
Decrease of provision for losses in formaly consolidated subsidiary	(300)	(300)
Tax benefit related to exercise of stock options	596	596
Deferred income taxes, net	(1,025)	(1,025)
Changes in operating assets and liabilities:
Marketable securities	560	(462)
Decrease in trade receivables	4,469	4,878
Decrease in other current assets	973	94
Decrease in trade payables	(679)	(1,495)
Decrease in other current liabilities and deferred revenues	(2,973)	(2,473)

Net cash provided by operating activities	17,344	4,191

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property	(1,086)	(451)
Proceeds from sale of property	8	--
Capitalization of software development costs	(5,302)	(334)
Additional consideration of previously acquired subsidiaries and purchase of activity	(1,310)	198
Investment in newly-consolidated subsidiaries and purchase of new-activity	(9,077)	(1,817)

Net cash used in investing activities	(16,767)	(2,404)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	(936)	(3,497)
Repayment of long-term loans,net	(20,609)	(28,590)
Repayment of provision for losses in formaly consolidated subsidiary	(1,671)	(1,671)
Issuance of shares, net	33,213	33,213
Exercise of employee share options and warrants	3,761	372

Net cash provided by (used in) financing activities	13,758	(173)

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,335	1,614
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,627	24,348

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$25,962	$25,962